UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1/A
Amendment No. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Chameleon Gems, Inc.
(Name of small business issuer in its charter)

Nevada	1000	98-0490691
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Chameleon Gems, Inc.
502 East John Street
Carson City, Nevada
89706
775-882-3072.

(Mailing address and telephone number of principal executive offices)

Luis Carrillo, Attorney, SteadyLaw Group, LLP,
  501 W. Broadway, Suite 800, San Diego, CA 92101
Direct phone: 619.399.3102; Main phone: 619.399.3090; Fax: 619.330.1888
(Name, address and telephone number of agent for service)

Copies of all communication to:
Chameleon Gems, Inc.
502 East John Street
Carson City, Nevada
89706
775-882-3072.

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$21,250	2,500,000	$0.0085	$2.27

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1  __ Alternative 2 X

Subject to Completion, Dated March 22, 2007

PROSPECTUS

Chameleon Gems, Inc.

2,500,000 Shares of Common Stock

The selling shareholder named in this prospectus is offering 2,500,000 shares of common stock of Chameleon Gems, Inc. at a fixed price of $0.0085 We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $0.0085 per share and an offering period of four months from the date of this prospectus. This is a fixed price for the duration of the offering. The Selling Shareholder is an underwriter, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the common stock or interests therein are also be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholder, who is an "underwriter" within the meaning of Section 2(11) of the Securities Act, is subject to the prospectus delivery requirements of the Securities Act. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

Esther Briner, our principal executive officer, will be solely responsible for selling our securities and will be responsible for the marketing of the stock. No sales person or marketers will be used in the distribution of these securities.

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder. Please see “Plan of Distribution” on page 13.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors”.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by Selling Shareholder	Price To Public	Selling Agent Commissions	Proceeds to Selling Shareholder
Per Share	$0.0085	Not applicable	$0.0085
Minimum Purchase	Not applicable	Not applicable	Not applicable
Total Offering	$21,250	Not applicable	$21,250

Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Chameleon Gems, Inc. will pay these expenses.

This Prospectus is dated March 22, 2007

Table of Contents

PART I	5
PROSPECTUS SUMMARY	5
THE OFFERING	5
RISK FACTORS	6
RISKS RELATED TO OUR COMPANY AND OUR INDUSTRY	6
RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL	10
RISKS RELATED TO THIS OFFERING AND OUR STOCK	11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
DILUTION	13
PLAN OF DISTRIBUTION	13
USE OF PROCEEDS TO ISSUER	16
BUSINESS OF THE ISSUER	16
GLOSSARY OF MINING TERMS	16
ARCHEAN	16
GENERAL OVERVIEW	20
Property Acquisitions Details	20
Land Status, Topography, Location and Access	20
Mining Claims	21
Geology of the Red Streak Mine Property	23
Geology of the Area	23
Exploration History and Previous Operations	23
Proposed Program of Exploration	23
Cost Estimates of Exploration Programs	23
COMPLIANCE WITH GOVERNMENT REGULATION	24
EMPLOYEES	24
MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	24
PLAN OF OPERATIONS	24
RESULTS OF OPERATIONS	25
LIQUIDITY AND CAPITAL RESOURCES	25
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	26
REMUNERATION OF DIRECTORS AND OFFICERS	27
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	28
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	29
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	29
SECURITIES BEING OFFERED	29
TRANSFER AGENT AND REGISTRAR	29
SEC POSITION ON INDEMNIFICATION	29
LEGAL MATTERS	30
EXPERTS	30
AVAILABLE INFORMATION	30
REPORTS TO STOCKHOLDERS	31
PART II - INFORMATION NOT REQUIRED IN PROSPECTUS	43
ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.	43
ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.	43
ITEM 3. UNDERTAKINGS.	43
ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.	45
ITEM 5. INDEX TO EXHIBITS.	45
ITEM 6. DESCRIPTION OF EXHIBITS.	45
SIGNATURES	46

PART I

PROSPECTUS SUMMARY

Chameleon Gems, Inc.

Chameleon Gems, Inc. (“Chameleon or the “Company”) was organized under the laws of the State of Nevada on March 23, 2006 to explore mining claims in the Province of British Columbia, Canada. We are an exploration stage company and we have not realized any revenues to date.

Chameleon Gems, Inc. was formed to engage in the exploration of mineral properties for Red Jasper and other metals. Chameleon Gems, Inc has acquired a Red Jasper property that is located approximately about 35 minutes drive south of the town of Port McNeill on northern Vancouver Island. Chameleon Gems’ Red Streak property comprises one MTO (Mineral Titles Online - an Internet-based administration system used to register, maintain and manage tenure) cell claim totaling 412.508 hectares.

We are an exploration stage company. An exploration stage company is one that is engaged in the search for mineral deposits or reserves, which are not in either the development or production stage. We have no revenues and no operations, and we have incurred losses from our inception on March 23, 2006. We will not be able to determine whether or not our mineral claim contains a commercially exploitable mineral deposit or reserve until appropriate exploratory work is completed and an economic evaluation based on that work concludes economic feasibility.

We do not have sufficient capital to enable us to commence and complete our exploration program. We will require financing in order to conduct the exploration program described in the section entitled, "Proposed Program of Exploration." Our auditors have issued a going concern opinion, raising substantial doubt about our financial prospects and our ability to continue as a going concern.

Our offices are located at 502 East John Street, Carson City, Nevada, 89706

The Offering

Securities offered	2,500,000 shares of common stock
Selling shareholder(s)	1
Offering price	$0.0085 per share
Shares outstanding prior to the offering	10,000,000 shares of common stock
Shares to be outstanding after the offering	10,000,000 shares of common stock
Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholder.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

THE SECURITIES WE ARE OFFERING THROUGH THIS PROSPECTUS ARE SPECULATIVE BY NATURE AND INVOLVE AN EXTREMELY HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD CAUSE OUR ACTUAL FUTURE OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS, ORAL OR WRITTEN, MADE BY OR ON BEHALF OF US. IN ASSESSING THESE RISKS, WE SUGGEST THAT YOU ALSO REFER TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Risks related to our company and our industry

OUR COMPANY WAS RECENTLY FORMED. THE COMPANY HAS NO REVENUE FROM OPERATIONS. WE MAY NEVER EARN REVENUE AND MAY OPERATE AT A LOSS FOR THE FORESEEABLE FUTURE. THE POSSIBILITY THAT THE COMPANY WILL HAVE MINING OPERATIONS OF ANY KIND IS REMOTE. IF WE FAIL TO GENERATE REVENUE, WE MAY HAVE TO SUSPEND OR CEASE OPERATIONS. IF THIS OCCURS, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

From our inception on March 23, 2006 to year ended on December 31, 2006, the Company has not generated any revenue. The Company does not currently have any revenue producing operations. Rather, the Company generated a net loss of ($10,855). It is highly unlikely that production will ever be achieved. Accordingly, it should be anticipated that the Company will not generate revenue and will continue to operate at a loss for the foreseeable future.

We have no history of operations or production from which we have earned revenue and we have not proved we can operate successfully. In addition, the possibility that the Company will have ongoing mining operations of any kind is remote. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. If we fail to generate revenue, we may have to cease operations. If this occurs, an investment in our securities may be worthless.

WE HAVE NO OPERATING HISTORY. WE MAY NOT BE SUCCESSFUL IN OUR EXPLORATION ACTIVITIES FOR RED JASPER. THE COMPANY MAY NOT BE SUCCESSFUL BECAUSE THE POSSIBILITY THAT THE COMPANY WILL FIND A COMMERCIALLY VIABLE MINERAL DEPOSIT OF ANY KIND IS REMOTE. OUR INABILITY TO DISCOVER ECONOMIC MINERALIZATION AND TO LOCATE ADDITIONAL EXPLORATION OPPORTUNITIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

We may not be successful exploring for Red Jasper. Our future performance and success is dependent upon finding a commercially viable mineral deposit. The Company may not be successful because the possibility that the Company will find economic mineralization of any kind is remote. Our inability to discover a commercially viable mineral deposit, or to locate additional exploration opportunities, could have a material adverse effect on our results of operations, and you could lose your entire investment.

WE HAVE NO OPERATING HISTORY. WE MAY NOT BE SUCCESSFUL IN GROWING OUR RED JASPER AND OTHER MINERAL EXPLORATION ACTIVITIES.

The Company has no history of operations. We may not be successful in our exploration activities. In addition, our mineral exploration activities will place significant demands on our executive officer. Our proposed exploration plan will present challenges due to our current limited management resources. Our future performance will depend upon managements’ ability to successfully manage, locate and negotiate any exploration opportunities in which we participate. However, we may not be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel, or to enhance our management systems, could have a material adverse effect on our results of operations. The Company's operations may never be profitable.

THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE MS. ESTHER BRINER, OUR SOLE OFFICER AND DIRECTOR, DOES NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION.

Esther Briner, our President and a Director of the Company, does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. She lacks technical training and experience with exploring for, starting, and operating a mine. With no direct training or experience in these areas, she may not be fully aware of the specific requirements related to working within this industry. Her decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

WE ARE SOLELY GOVERNED BY ESTHER BRINER, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, AND, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY OF A CONFLICT OF INTEREST

Esther Briner, our sole Executive Officer and Director makes decisions such as the approval of related party transactions, the compensation of Executive Officers, and the oversight of the accounting function. There will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. In addition, Ms. Briner will exercise full control over all matters that typically require the approval of a Board of Directors. Ms. Briner’s actions are not subject to the review and approval of a Board of Directors and, as such, there may be significant risk to the Company of a conflict of interest.

Our sole Executive Officer and Director exercises control over all matters requiring shareholder approval including the election of Directors and the approval of significant corporate transactions. Insofar as Ms. Briner makes all decisions as to which projects the Company undertakes, there is a risk of a conflict of interest arising between the duties of Ms. Briner in her role as our sole Executive Officer and her own personal financial and business interests. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against the transactions implemented by Ms. Briner, conflicts of interest and similar matters.

We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent director. Shareholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

WE ARE CONTROLLED BY ESTHER BRINER, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, THE COMPANY MAY LACK THE ABILITY TO SUCCESSFULLY IMPLEMENT ITS GROWTH PLANS.

Esther Briner, our sole Executive Officer and Director, has no career experience related to mining and mineral exploration. Accordingly, Ms. Briner may be unable to successfully operate and develop our business. We may not be able to overcome this obstacle. There may be additional risk to the Company in that Ms. Briner may lack the ability to successfully implement growth plans given the absence of an executive management team, and that all plans rely exclusively on the ability and management of Ms. Briner, our Executive Officer and Director.

SINCE ESTHER BRINER, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, IS NOT A RESIDENT OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST HER.

Shareholders may have difficulty enforcing any claims against the Company because Ms. Briner, our sole Executive Officer and Director, resides outside the United States. If a shareholder desired to sue, shareholders would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where the assets are located.

BECAUSE ESTHER BRINER, OUR SOLE EXECUTIVE OFFICER AND DIRECTOR, HAS OTHER BUSINESS INTERESTS, SHE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, WHICH MAY CAUSE OUR BUSINESS TO FAIL.

It is possible that the demands on Esther Briner, our sole Executive Officer and Director, from other obligations could increase with the result that she would no longer be able to devote sufficient time to the management of our business. Ms. Briner devotes 3-5 hours per week, or fewer than 20 hours per month, on Company business. In addition, Ms. Briner may not possess sufficient time to manage our business if the demands of managing our business increased substantially.

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences, which may ultimately prove unreliable. Furthermore, none of the Company's claims are know to hold mineral deposits, and these none of these claims may be classified as deposits or reserves at this time. Mineral deposit estimates included here, if any, have not been adjusted in consideration of these risks and, may not, ultimately, be classified as reserves.

THE PRICE OF RED JASPER IS VOLATILE.. WE ARE SENSITIVE TO FLUCTUATIONS IN THE PRICE OF RED JASPER. IF THE PRICE OF RED JASPER IS TOO LOW, IT COULD BECOME TOO EXPENSIVE TO PURSUE OUR EXPLORATION PLANS. PRICE VOLATILITY AND DOWNWARD PRICE PRESSURE COULD CAUSE US TO CANCEL OUR EXPLORATION PLANS.

The price of Red Jasper can fluctuate. The price of Red Jasper has been and will continue to be affected by numerous factors. Factors that affect the price of Red Jasper include the demand from consumers for products that use Red Jasper, economic conditions, over supply from secondary sources and costs of production. If the price of Red Jasper is too low, it could become too expensive to pursue our exploration plans. Price volatility and downward price pressure, which can lead to lower prices, could have a material adverse effect on the costs or the viability of our project and cause us to postpone or cancel our exploration plans altogether.

MINERAL EXPLORATION AND PROSPECTING IS A HIGHLY COMPETITIVE AND SPECULATIVE BUSINESS AND WE MAY NOT BE SUCCESSFUL IN SEEKING AVAILABLE OPPORTUNITIES.

The process of mineral exploration and prospecting is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for Red Jasper and other mineral deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire projects of value, which, ultimately, become productive. However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our claims.

COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND, AS SUCH, REPRESENTS AN UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

Our exploration activities are subject to the extensive regulation of the Mining Act of British Columbia, which is administered by the Ministry of Energy and Mines of the Provincial Government of British Columbia. Compliance with such regulation has a material effect on the economics of our operations. Our primary regulatory costs have been related to obtaining licenses and permits from government agencies before the commencement of mining activities. An environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is also a part of the overall operating costs of a mining company.

The possibility of more stringent regulations exists in the areas of worker health and safety, the dispositions of wastes, the decommissioning and reclamation of mining and milling sites and other environmental matters, each of which could have an adverse material effect on the costs or the viability of a particular project.

We have not yet applied to the Ministry of Energy and Mines of the Province of British Columbia for permits for the initial exploration work on the Red Streak Property.

OUR EXPLORATION ACTIVITIES ARE SUBJECT TO EXTENSIVE REGULATION BY THE PROVINCIAL GOVERNMENT OF BRITISH COLUMBIA. FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD ADVERSELY AFFECT THE COMPANY'S EXPLORATION ACTIVITIES, RESULTS OF OPERATIONS AND THE COMPANY’S LONG-TERM BUSINESS PROSPECTS.

Our exploration activities are subject to extensive regulation by the Ministry of Energy and Mines of the Provincial Government of British Columbia. We will be subject to the Mining Act of British Columbia as we carry out our planned exploration programs. The Mining Act of British Columbia relates to exploration, development, production, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Accordingly, we may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations. There is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program. Compliance with and future changes in governments, regulations and policies, could adversely affect the Company's results of operations in a particular period and its long-term business prospects.

Risks Related To Our Financial Condition And Business Model

THE COMPANY HAS NOT PAID ANY CASH DIVIDENDS ON ITS SHARES OF COMMON STOCK AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

Payment of future dividends, if any, will depend on earnings and capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors. To date, the Company has not paid any cash dividends on its shares of Common Stock and does not anticipate paying any such dividends in the foreseeable future.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. We will need to obtain additional financing in order to complete our business plan because we currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

IF WE DO NOT CONDUCT MINERAL EXPLORATION ON OUR MINERAL CLAIMS AND KEEP THE CLAIMS IN GOOD STANDING, THEN OUR RIGHT TO THE MINERAL CLAIMS WILL LAPSE AND WE WILL LOSE EVERYTHING THAT WE HAVE INVESTED AND EXPENDED TOWARDS THESE CLAIMS.

We must complete mineral exploration work on our mineral claims or pay a fee in lieu of work to keep the claims in good standing. If we do not fulfill our work commitment requirements on our claims or pay the fee to keep the claims in good standing, then our right to the claims will lapse and we will lose all interest that we have in these mineral claims. We are obligated to pay CAD $1,815.03 in lieu of work to the British Columbia Provincial government on an annual basis to keep our claims valid. The fee is calculated at a rate of CAD $4.00 per hectare plus a 10% submission fee: Chameleon Gems has 412.508 hectares which is multiplied by CAD $4.00 to equal CAD $1650.03, to which the submission fee of CAD $165.00 is added for a total of CAD $1815.03.

BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN. IF WE ARE NOT ABLE TO CONTINUE AS A GOING CONCERN, IT IS LIKELY INVESTORS WILL LOSE THEIR ENTIRE INVESTMENT.

The report of our independent auditors, on our audited financial statements for the period ended December 31, 2006, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations from the exploration of mineral properties. If we are not able to continue as a going concern, it is likely investors will lose their investment.

Risks Related To This Offering and our Stock

ALL OF THE PROCEEDS FROM THIS OFFERING WILL BE GOING TO ESTHER BRINER, OUR SOLE OFFICER AND DIRECTOR, AND NONE OF THE PROCEEDS FROM THIS OFFERING WILL BE GOING TO THE DEVELOPMENT OF THE COMPANY. WE WILL NEED TO RAISE ADDITIONAL CAPITAL, IN ADDITION TO THE FINANCING AS REPORTED IN THIS REGISTRATION STATEMENT. IN SO DOING, WE WILL FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING. THIS ADDITIONAL CAPITAL MAY NOT BE AVAILABLE OR ACCESSIBLE BY US.

All of the proceeds from this offering will be going to Esther Briner, our sole Officer and Director, and none of the proceeds from this offering will be going to the development of the Company. Chameleon Gems will need to raise additional capital, in addition to the financing as reported in this registration statement, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. This additional capital may not be available to meet these continuing exploration costs or, if the capital is available, it may not be available on terms acceptable to the Company. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected. If we are able to raise additional capital, it may not be on terms that enhance the value of our common shares.

IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK IN THE FUTURE THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

THERE IS NO MARKET FOR OUR COMMON STOCK, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and a market for our stock may not develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

IF A PUBLIC MARKET FOR OUR STOCK IS DEVELOPED, FUTURE SALES OF SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

If a public market for our stock is developed, then sales of Common Stock in the public market could adversely affect the market price of our Common Stock. There are at present 10,000,000 shares of Common Stock issued and outstanding.

OUR STOCK IS A PENNY STOCK. TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS AND THE NASD’S SALES PRACTICE REQUIREMENTS, WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers

(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this prospectus include, among others, statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues, our business model and products and other factors. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. These forward-looking statements address, among others, such issues as:

➢	the amount and nature of future exploration, and other capital expenditures,

➢	mining claims to be drilled,

➢	future earnings and cash flow,

➢	exploration prospects,

➢	drilling prospects,

➢	business strategy,

➢	expansion and growth of our business and operations, and

➢	our estimated financial information.

In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties outlined in this prospectus under "Risk Factors". These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this prospectus. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. The forward-looking statements in this prospectus are made as of the date of this prospectus and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

DILUTION

The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The selling shareholder or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales will be at a fixed price of $0.0085 and at an offering period of four months from the date of this prospectus. The selling shareholder may use any one or more of the following methods when selling shares:

➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
➢	an exchange distribution following the rules of the applicable exchange;
➢	privately negotiated transactions;
➢	short sales after the effective date of the registration statement that are not violations of the laws and regulations of any state of the United States;
➢	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
➢	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at the fixed price per share of $0.0085; and
➢	a combination of any such methods of sale or any other lawful method.

The selling shareholder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholder to include the pledgee, transferee or other successors-in-interest as selling shareholder under this prospectus. The selling shareholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholder also may sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholder also may enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

The aggregate proceeds to the selling shareholder from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. A selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein are "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. A selling shareholder that is an "underwriter" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. The following information is excerpted from the SEC website at http://www.sec.gov/investor/pubs/rule144.htm and describes in plain English the significance of Rule 144 for investors,

The shares of common stock covered under this prospectus are restricted securities. When you acquire restricted securities or hold control securities, you must find an exemption from the SEC's registration requirements to sell them in the marketplace. Rule 144 allows public resale of restricted and control securities if a number of conditions are met, as described below,

1.
Holding Period. Before you may sell restricted securities in the marketplace, you must hold them for at least one year. The one-year period holding period begins when the securities were bought and fully paid for. The holding period only applies to restricted securities.

2.
Adequate Current Information. There must be adequate current information about the issuer of the securities before the sale can be made. This generally means the issuer has complied with the periodic reporting requirements of the Securities Exchange Act of 1934.

3.
 Trading Volume Formula. After the one-year holding period, the number of shares you may sell during any three-month period can't exceed the greater of 1% of the outstanding shares of the same class being sold, or if the class is listed on a stock exchange or quoted on Nasdaq, the greater of 1% or the average reported weekly trading volume during the four weeks preceding the filing a notice of the sale on Form 144. Over-the-counter stocks, including those quoted on the OTC Bulletin Board and the Pink Sheets, can only be sold using the 1% measurement.

4.
Ordinary Brokerage Transactions. The sales must be handled in all respects as routine trading transactions, and brokers may not receive more than a normal commission. Neither the seller nor the broker can solicit orders to buy the securities.

5.
Filing Notice With the SEC. At the time you place your order, you must file a notice with the SEC on Form 144 if the sale involves more than 500 shares or the aggregate dollar amount is greater than $10,000 in any three-month period. The sale must take place within three months of filing the Form and, if the securities have not been sold, you must file an amended notice.

Even if you have met the conditions of Rule 144, you can't sell your restricted securities to the public until you've gotten the legend removed from the certificate. Only a transfer agent can remove a restrictive legend. But the transfer agent won't remove the legend unless you've obtained the consent of the issuer—usually in the form of an opinion letter from the issuer's counsel—that the restricted legend can be removed. Unless this happens, the transfer agent doesn't have the authority to remove the legend and execute the trade in the marketplace.

Regulation M

We plan to advise the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the selling shareholder is not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the selling security holder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing substantially all costs relating to the registration of the shares of common stock offered hereby. These expenses are estimated to be $10,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of such shares common stock.

USE OF PROCEEDS TO ISSUER

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.

BUSINESS OF THE ISSUER

Glossary of Mining Terms

Archean
Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life. Of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Assaying	Laboratory examination that determines the content or proportion of a specific metal (ie: gold) contained within a sample. Technique usually involves firing/smelting.

Conglomerate
A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

Cratons	Parts of the Earth's crust that have attained stability, and have been little deformed for a prolonged period.

Development Stage
A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Dolomite Beds	Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

Doré	Unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold.

Dyke or Dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Exploration Stage	An “exploration stage” prospect is one which is not in either the development or production stage.

Fault
A break in the continuity of a body of rock. It is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. The amount of displacement of the parts may range from a few inches to thousands of feet.

Feldspathic	Said of a rock or other mineral aggregate containing feldspar.

Fold	A curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage

Foliation	A general term for a planar arrangement of textural or structural features in any type of rock; esp., the planar structure that results from flattening of the constituent grains of a metamorphic rock.

Formation	A distinct layer of sedimentary rock of similar composition.

Gabbro
A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt. Apatite and magnetite or ilmenite are common accessory minerals.

Geochemistry	The study of the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere.

Geophysicist	One who studies the earth; in particular the physics of the solid earth, the atmosphere and the earth’s magnetosphere.

Geotechnical	The study of ground stability.

Gneiss
A foliated rock formed by regional metamorphism, in which bands or lens-shaped strata or bodies of rock of granular minerals alternate with bands or lens-shaped strata or bodies or rock in which minerals having flaky or elongate prismatic habits predominate.

Granitic	Pertaining to or composed of granite.

Heap Leach
A mineral processing method involving the crushing and stacking of an ore on an impermeable liner upon which solutions are sprayed that dissolve metals such as gold and copper; the solutions containing the metals are then collected and treated to recover the metals.

Intrusions	Masses of igneous rock that, while molten, were forced into or between other rocks.

Kimberlite	A blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds.

Lamproite	Dark-colored igneous rocks rich in potassium and magnesium.

Lithospere	The solid outer portion of the Earth.

Mantle	The zone of the Earth below the crust and above the core.

Mapped or Geological	The recording of geologic information such as the distribution and nature of rock

Mapping	Units and the occurrence of structural features, mineral deposits, and fossil localities.

Metavolcanic	Said of partly metamorphosed volcanic rock.

Migmatite	A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.

Mineral	A naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form.

Mineralization	A natural occurrence in rocks or soil of one or more metal yielding minerals.

Mineralized Material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Mining
Mining is the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

Outcrop	That part of a geologic formation or structure that appears at the surface of the earth.

Pipes	Vertical conduits.

Plagioclase	Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles.

Probable Reserve
The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production Stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

Proterozoic
Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

Reserve
The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Sedimentary	Formed by the deposition of sediment.

Shear	A form of strain resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relatively to each other in a direction parallel to their plane of contact.

Sill	A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa.

Strike	The direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal.

Strip	To remove overburden in order to expose ore.

Till
Generally unconsolidated matter, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape.

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.

Vein	A thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.

Wall Rock	The rock adjacent to a vein.

General Overview

Chameleon Gems, Inc. was incorporated on March 23, 2006 by filing Articles of Incorporation under the Nevada Secretary of State. Chameleon Gems was formed to engage in the exploration of mineral properties for Red Jasper and other metals. Chameleon Gems, Inc. has acquired a Red Jasper property, the Red Streak Property, located near Nimpkish Lake, BC, about 35 minutes drive south of the town of Port McNeill on northern Vancouver Island.

The Company issued 10,000,000 shares of common stock on March 23, 2006 to the Company’s founder, and sole Executive Officer and Director, Ms. Esther Briner at a price of $0.001 per share, for total proceeds of $10,000. The 10,000,000 shares were issued pursuant to Section 4(2) of the Securities Act.The 10,000,000 shares of common stock were issued to Ms. Briner, a sophisticated investor, and are restricted shares as defined in Section 4(2) of the Securities Act. The Company used the proceeds of the sale of the 10,000,000 shares of common stock to purchase the Red Streak Property.

We are an exploration stage company. An exploration stage company is one that is engaged in the search for mineral deposits or reserves, which are not in either the development or production stage. We have no revenues and no operations, and we have achieved losses since inception on March 23, 2006.

Our mineral claims may not contain a commercially exploitable mineral deposit, or reserve. We will know that our claims host a mineral deposit only when appropriate exploratory work is completed and an economic evaluation based on such work concludes economic feasibility. We will not be able to determine whether or not our mineral claim contains a commercially exploitable mineral deposit or reserve until appropriate exploratory work is done and an economic evaluation based on that work concludes economic viability.

We do not have sufficient capital to enable us to commence and complete our exploration program. We will require financing in order to conduct the exploration program described in the section entitled, "Proposed Program of Exploration." Our auditors have issued a going concern opinion, raising substantial doubt about Chameleon Gem’s financial prospects and the Company’s ability to continue as a going concern.

Property Acquisitions Details

On October 10, 2006, Chameleon Gems purchased the Red Streak Property for USD $10,000 from Jim Laird, a Professional Geoscientist registered in the Province of British Columbia. Gregory R. Thomson P. Geo and James W. Laird, of Laird Exploration Ltd., prepared the property report on the Red Jasper property.

Gregory R. Thomson is a graduate Geologist from the University of British Columbia (1970) and has more than 25 years of mineral exploration experience in the Province of British Columbia.

Jim Laird is a Professional Geoscientist registered in the Province of British Columbia. Mr. Laird is a prospector and mining exploration contractor who has more than 20 years experience. Mr. Laird has completed the BC EMPR course “Advanced Mineral Exploration for Prospectors, 1980.”

Land Status, Topography, Location and Access

The Red Streak Property is located near Nimpkish Lake, BC, about 35 minutes drive south of the town of Port McNeill on northern Vancouver Island. The property covers a recently logged area in the vicinity of Kinman Creek, which flows westward into Nimpkish Lake. The property is accessible to 4 wheel drive vehicles from the Island Highway via Canfor’s Kinman Creek logging road. The property contains strong attributes toward cost-effective property development, including easy access to road, rail, and deep-water transportation facilities.

The climate of the Nimpkish area is mild and wet, with about 400 cm of precipitation falling annually, mostly as rain. Snowfall covers the higher areas from November to April, but seldom persists at lower elevations for more than a few weeks in mid-winter. First-growth conifer forest formerly covered all of the claims, but recent clear-cut logging has exposed more than half the ground covered by the claims. Karst topography and cave systems are commonly developed in the limestone near watercourses.

Mining Claims

The Red Streak Property currently consists of 412.508 hectares of mineral title, in good standing until August 7, 2007. The original 2-post Red Streak claim (#395892) was staked on August 14, 2002.

BC Tenure #	Work Due Date	Staking Date	Total Area (Ha.)

538842	August 2, 2007	Aug 2, 2006	412.508

395892	August 14, 2007	August 14 2002	25.00 (included)

Geology of the Red Streak Mine Property

The Red Streak Mine Property is a complex limestone and volcaniclastic sediment package. Rock types include black limestone and quartzite. Marine fossils are common in some units and are usually well preserved. The Red Streak Mine Property is generally fractured and faulted, and is very rusty due to abundant pyritization. Minor mineral deposits containing pyrite, chalcopyrite, sphalerite, galena and tetrahedrite are common in shear zones near the intrusives.

The original mineral deposit located on the Red Streak Property is a lapidary-quality red jasper deposit located close to a major logging road. Three separate jasper-bearing shear zones cross an andesite flow or sill. The jasper has been hand-trenched and test sampled, removing about one tonne of material for test-marketing. The jasper is a striking bright red colour with patches of pyrite and green epidote. It has been successfully fashioned into cabochons, polished slabs and tumbled stones by various lapidary shops and mineral clubs.

RED STREAK PROPERTY LOCATION MAP

Geology of the Area

The Nimpkish map-area is underlain by a 5 to 7 km thick stratigraphic sequence of Upper Triassic to Lower Jurassic Vancouver Group sedimentary  and volcanic rocks. Sedimentary rocks are formed by the deposition of layers of clastic rock and mineral grains (sand, silt, clay), usually in an ocean basin, and subsequent compaction and lithification into a solid rock due to the pressure of overlying material. Mineralization in this stratigraphy generally occurs as skarn-type metal deposits forming in limestone or marble at or near the contact with younger intrusive granitic bodies. A Skarn is a replacement of limestone or other carbonate-rich rocks adjacent to an intrusive contact by calc-silicate minerals usually by the addition of other elements. A Replacement is a chemical process whereby hydrothermal fluids, passing through permeable rocks, react with the rocks to dissolve original minerals and replace them with ore and/or minerals.

Skarn-hosted mineralization in the Nimpkish area is most often found along the contact of limestone and intrusive rocks. Numerous greenstone dikes and small intrusive stocks are found in the limestone adjacent to the major contact zones, and commonly have a “rind” or contact zone of skarn minerals and sulphides.

Exploration History and Previous Operations

The Nimpkish Lake area has been explored for mineral deposits since the early 1800’s. The Nimpkish Iron Mine on the Nimpkish River was discovered in the late 1800’s, followed by the Kinman Creek Copper and Storey Creek or Smith Copper deposits in the 1920’s. After an initial flurry of development including short underground workings, numerous surface trenches, and diamond drilling in the late 1920’s and early 1930’s, activity in the area slowed greatly. Exploration for magnetite in the 1950’s and 1960’s brought about a resurgence of exploration.

Exploration in the 1980’s and 1990’s concentrated on copper and gold skarns. Prospecting by James Laird in 1988 - 1990 located several promising skarn deposits and a large resource of high-grade white marble on what is now the CBL Property. Initial prospecting was also done over parts the ground covered by the Red Streak Property. A large area of highly altered rusty sediments intruded by granitic rocks in the lower Kinman Creek valley was found to contain widespread small deposits of pyrite, chalcopyrite, sphalerite and galena (BC AR#20092, 1990).

Proposed Program of Exploration

A proposed work program includes reconnaissance prospecting, geological mapping and rock sampling, construction of a control grid, EM and magnetometer geophysical surveys, and soil geochemical sampling. The anticipated costs of this development are presented in three results-contingent stages.

Cost Estimates of Exploration Programs

Phase 1 Cost Estimate

Consultant/Project Manager - 7 days @ $450/day	$3150.00
Geologist - 7 days @ $450/day	$3150.00
Sampler/Geological Assistant - 7 days @ $250/day	$1750.00
Truck rental - 1500 km @ 0.75/km inclusive	$1125.00
Rock assay samples - 50 @ $50.00 per sample	$2500.00
Soil and silt samples - 150 @ $25.00 per sample	$3750.00
BC Ferries	$250.00
Per diem - 21 man-days @ $125.00 m/day	$2625.00
Misc. sampling and field supplies	$500.00
Report and reproduction costs	$1500.00
Subtotal	$14,000.00

Management Fee @ 15%	$2100.00
Contingency @ 10%	$1400.00

Total	$17500.00
GST@ 6%	$1050.00
NET TOTAL	$18550.00

Phase 2

Detailed geological mapping and rock sampling, grid construction, soil and silt geochemical survey, IP and magnetometer surveys, establish drill and trenching targets, four-man crew with supplies, transportation, report; est.14 day program.

$90,000.00

Phase 3

1000 metres of diamond drilling @ $100.00 per metre, plus geological supervision, assistant, supplies, transportation, assays, report and other ancillary costs; est. 21 day program.

$170,000.00

TOTAL	$278,550.00

Compliance With Government Regulation

We will be required to conduct all mineral exploration activities in accordance with government regulations. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations.

Employees

At present, we have no employees. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

Management Discussion and Analysis or Plan of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Plan of Operations

Our business plan is to proceed with the exploration of the Red Streak property to determine whether there is any potential for gold or other metals located on our mineral claims. We have decided to proceed with the three phases of a staged exploration program recommended by the geological report. We anticipate that these phases of the recommended geological exploration program will cost approximately $18,550, $90,000 and $170,000 respectively. We had $NIL in cash reserves as of December 31, 2006. The lack of cash has kept us from conducting any exploration work on the property.

We will commence Phase 1 of the exploration program once we receiving funding. Phase 2 and 3 will commence after completion of the Phase 1 program. As such, we anticipate that we will incur the following expenses over the next twelve months:

➢	$1,815.03 to be paid to the British Columbia Provincial government to keep the claims valid;
➢	$18,550 in connection with the completion of Phase 1 of our recommended geological work program;
➢	$90,000 in connection with the completion of Phase 2 of our recommended geological work program;
➢	$170,000 for Phase 3 of our recommended geological work program; and
➢
$10,000 for operating expenses, including professional legal and accounting expenses associated with compliance with the periodic reporting requirements after we become a reporting issuer under the Securities Exchange Act of 1934, but excluding expenses of the offering.

If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim as we anticipate that we would not have sufficient cash to purchase a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results Of Operations

The Company issued 10,000,000 shares of common stock on March 23, 2006 to the founder, Ms. Esther Briner at a price of $0.001 per share, for total proceeds of $10,000. Ms. Briner is our sole Executive Officer and Director. These shares were issued pursuant to Section 4(2) of the Securities Act. The 10,000,000 shares of common stock are restricted shares as defined in the Securities Act. The Company used the proceeds of the sale to purchase the Red Streak Property. The purchase of the property and an additional $855 in incorporation costs resulted in a deficit of $10,855.

We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. We are presently in the exploration stage of our business and we may not be able to discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, we may not be able to enter into commercial production of our mineral properties.

Liquidity And Capital Resources

At December 31, 2006, our total cash on hand at the end of the period was $NIL. Since our inception on March 23, 2006, to the end of the period December 31, 2006, we incurred a loss of $(10,855). We attribute our net loss to having no revenues to offset our operating expenses. At December 31, 2006, we had an accumulated deficit of $10,855.

From our inception on March 23, 2006 to the end of the period December 31, 2006, net cash provided by financing activities was $10,000. Net cash after operating and investing activities was a deficit of $10,855. For the period ended December 31, 2006, net cash used in the purchase of Red Streak property was $10,000. At the end of the period December 31, 2006 the Company had outstanding accounts payable of $855.

The Company has determined its Red Streak property to be held and used for impairment, as per SFAS 144: “Accounting for the Impairment of Long-Live Assets.” Our determination is based on the Company’s current period operating loss combined with the Company’s history of operating losses and our projection that demonstrates continuing losses associated with the Red Streak property.

In accordance with FASB 144, 25., “An impairment loss recognized for a long-lived asset (asset group) to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not-for-profit organization. If a subtotal such as “income from operations” is presented, it shall include the amount of that loss.” The Company has recognized the impairment of a long-lived asset by declaring that amount as a loss in income from operations in accordance with an interpretation of FASB 144.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next twelve months. We will need to obtain additional financing to operate our business for the next twelve months. We will raise the capital necessary to fund our business through a private placement and public offering of our common stock. Additional financing, whether through public or private equity or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board. We have not yet determined whether we will separately register our securities under Section 12 of the 1934 Act.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole director and executive officer follows:

NAME	AGE	POSITION AND TERM OF OFFICE

Esther Briner	31	President, Director

Our Bylaws provide for a board of directors ranging from 1 to 12 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the recent employment and business experience of our director and executive officer:

From 2001 to present, Ms. Briner acted as a private consultant to both private and public sectors, encompassing industries from biotechnology to financial services. From December 2004 to the present, has been a principal in Briner Group. In 2005, she co-founded OTC Filers Inc., and has acted as its chairperson and CEO since its inception. Esther Briner was appointed to the board of Global Developments in November of 2006. Esther Briner is the Company’s sole officer and director. Esther Briner sits on the Board of Directors of Global Developments Inc. with her adult sibling Mr. John Briner and shares office space with John Briner. This is the total of Mrs. Esther Briner’s business affiliation with John Briner and John Briner has no involvement in the operations of Chameleon Gems.

Esther Briner provides part-time services to the Company. Ms. Briner devotes 3-5 hours per week, or fewer than 20 hours per month, on Company business.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our sole director and officer for the period from inception March 23, 2006 through December 31, 2006:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Esther Briner	President, Director	$0

We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole officer and director:

NAME OF OWNER	SHARES OWNED PRIOR TO OFFERING	SHARES TO BE OFFERING FOR SELLING SHAREHOLDER'S ACCOUNT	SHARES TO BE OWNED UPON COMPLETION OF OFFERING	PERCENTAGE OF CLASS (1)
				BEFORE OFFERING	AFTER OFFERING
Esther Briner	10,000,000	2,500,000	7,500,000	100%	75%

(1) This table is based on 10,000,000 shares of common stock outstanding

As of the date of this prospectus, Ms. Briner is our only shareholder.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

➢	our director and officer;
➢	any nominee for election as a director;
➢	any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or

The Red Streak property was purchased by the Company from Mr. Jim Laird in an arms length transaction. Esther Briner, the Company’s sole Executive Officer and Director, is the adult sibling of John D. Briner. Esther Briner shares office space with John D. Briner.

SECURITIES BEING OFFERED

We are authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share, and we are not authorized to issue preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Subject to preferences that may be granted, any holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

TRANSFER AGENT AND REGISTRAR

Wall Street Transfer Agents Inc. serves as the transfer agent and registrar for our common stock. Their address is: Suite 525-999 West Hastings St. Vancouver, B.C. V6C 2W2

SEC POSITION ON INDEMNIFICATION

Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because we may not be able to procure such insurance or that if such insurance is procured it may not provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Luis Carrillo, Partner, SteadyLaw Group, LLP, 501 W. Broadway, Suite 800, San Diego, CA 92101will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

Our financial statements as of December 31, 2006 have been audited by MOORE & ASSOCIATES, chartered accountant and associates, as set forth in its report. The financial statements have been included in reliance upon the authority of MOORE & ASSOCIATES as experts in accounting and auditing.

The Property Report excerpted in this disclosure was co-authored by Gregory R. Thomson P. Geo and James W. Laird, of Laird Exploration Ltd.

Gregory R. Thomson is a graduate Geologist from the University of British Columbia (1970) and has more than 25 years of mineral exploration experience in the Province of British Columbia.

Jim Laird is a Professional Geoscientist registered in the Province of British Columbia. Mr. Laird is a prospector and mining exploration contractor who has more than 20 years experience. Mr. Laird has completed the BC EMPR course “Advanced Mineral Exploration for Prospectors, 1980.”

On October 10, 2006 Jim Laird sold the Red Streak Property to Chameleon Gems for USD $10,000.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at 100 F. St. N.E., Washington, DC 20549 You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Chameleon Gems Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheet of Chameleon Gems Inc. as of December 31 2006, and the related statements of operations, stockholders’ equity and cash flows from inception March 23, 2006, through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chameleon Gems Inc. as of December 31, 2006 and the results of its operations and its cash flows from inception March 23, 2006, through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred a net (loss) of ($10,855) for the period from March 23, 2006 (inception) to December 31, 2006 and has not generated any revenues, this raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates Chartered

Moore & Associates Chartered
Las Vegas, Nevada
February 26, 2007
Except Note 1,2 - Dated March 22, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

CHAMELEON GEMS INC.
(An exploration stage company)
Balance Sheet
(Stated in US Dollars)

December 31
2006
ASSETS
Current assets
Cash	0
Total current assets	0

Fixed asstes	0

Total assets	0

LIABILITIES
Current liabilities
Accounts payable	855
Total current liabilities	855

Long term liabilities	0

Total liabilities	855

EQUITY
75,000,00 common shares authorized,10,000,000 shares issued at founders, @ $0.001 per share	10,000
Additional paid-in capital	0
Deficit accumulated during the exploration stage	(10,855)
Total stockholders equity	(855)
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	0

The accompanying notes are an integral part of these financial statements.

CHAMELEON GEMS INC.
(An exploration stage company)
Income Statement
(Stated in US Dollars)

	Year ended December 31	Period from inception (March 23, 2006) to December 31
	2006	2006
Revenue	0	0

Expenses

Accounting & legal fees
Recognition of an impairment loss
(mineral claims)	10,000	10,000
Incorporation	855	855
Total expenses	855	855

Net income (loss)	(10,855)	(10,855)

Basic & diluted (loss) per share	(0.00)	(0.00)

Weighted average number of shares	10,000,000	10,000,000

The accompanying notes are an integral part of these financial statements.

CHAMELEON GEMS INC.
(An exploration stage company)
Statement of Cash Flows
(Stated in US Dollars)

	Year ended December 31	Period from inception (March 23, 2006) to December 31
	2006	2006
Cash flow from operating activities
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:
Net income (loss)	(10,855)	(10,855)
Recognition of an impairment loss
(mineral claims)	10,000	10,000
Accounts payable	855	855
Net cash from operating activities	0	0

Cash flow from Investing activities
Purchase of mineral claim	(10,000)	(10,000)
Net cash from investing activities	(10,000)	(10,000)

Cash flow from financing activities
10,000,000 issued at founders @ $0.001 per share	10,000	10,000
Addiotnal paid-in capital	0	0
Net cash from financial activities	10,000	10,000

Cash at beginning of period	0	0
Cash at end of period	0	0

The accompanying notes are an integral part of these financial statements.

CHAMELEON GEMS INC.
(An exploration stage company)
STATEMENT OF STOCKHOLDER’S EQUITY
From Inception (March 23, 2006) to December 31, 2006
(Stated in US Dollars)

				Deficit
				Accumulated
				During
	Common Stock		Paid in	Development	Total
	Shares	Amount	Capital	Stage	Equity
Shares issued to founders at $0.001 per share	10,000,000	10,000			10,000

Net (Loss) for period				(10,855)	(10,855)
Balance, December 31, 2006	10,000,000	10,000		(10,855)	(855)

The accompanying notes are an integral part of these financial statements.

CHAMELEON GEMS INC.
(An exploration stage company).
Footnotes to the Financial Statements.
From inception (March 23, 2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The company was incorporated in the State of Nevada on March 23, 2006 as Chameleon Gems Inc.
Chameleon Gems Inc. is engaged in the exploration of red jasper.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable.

d.  Foreign currency translation

The Company has adopted the US dollar as its functional and reporting currency.

CHAMELEON GEMS INC.
(An exploration stage company).
Footnotes to the Financial Statements.
From inception (March 23, 2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset unrealized exchange differences are recognized in the income statement. For non-monetary financial investments unrealized exchange differences are recorded directly in Equity until the asset is sold or becomes impaired.

e. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Assets

The company holds no assets as of December 31, 2006.

December 31
2006
ASSETS
Current Assets
Cash	0
Total Current Assets	0

Mineral Property

The Red Streak Property is located near Nimpkish Lake, Northern Vancouver Island, about 300 kilometers northwest of Vancouver, BC. The Red Streak Property comprises one MTO cell claim totaling 412.508 hectares. The original Red Streak claim was staked on August 14, 2002.

The Red Streak Property was staked to cover a lapidary-quality red jasper occurrence. The claims were recently expanded to cover a large area with skarn and porphyry copper-molybdenum deposit potential, similar to the Merry Widow Mine, the Nimpkish Iron Mine, and the Island Copper Mine.

CHAMELEON GEMS INC.
(An exploration stage company).
Footnotes to the Financial Statements.
From inception (March 23, 2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A proposed work program includes reconnaissance prospecting, geological mapping and rock sampling, construction of a control grid, EM and magnetometer geophysical surveys, and soil geochemical sampling. The anticipated costs of this development are presented in three results-contingent stages.

Phase 1 Cost Estimate

Consultant/Project Manager - 7 days @ $450/day	$3,150.00
Geologist - 7 days @ $450/day	$3150.00
Sampler/Geological Assistant - 7 days @ $250/day	$1,750.00
Truck rental - 1500 km @ 0.75/km inclusive	$1,125.00
Rock assay samples - 50 @ $50.00 per sample	$2,500.00
Soil and silt samples - 150 @ $25.00 per sample	$3,750.00
BC Ferries	$250.00
Per diem - 21 man-days @ $125.00 m/day	$2,625.00
Misc. sampling and field supplies	$500.00
Report and reproduction costs	$1,500.00
Subtotal	$14,000.00

Management Fee @ 15%	$2,100.00
Contingency @ 10%	$1,400.00

Total	$17,500.00
GST@ 6%	$1,050.00
NET TOTAL	$18,550.00

Phase 2

Detailed geological mapping and rock sampling, grid construction, soil and silt geochemical survey, IP and magnetometer surveys, establish drill and trenching targets, four-man crew with supplies, transportation, report; est.14 day program.

$90,000

Phase 3

1000 metres of diamond drilling @ $100.00 per metre, plus geological supervision, assistant, supplies, transportation, assays, report and other ancillary costs; est. 21 day program.

$170,000.00

TOTAL	$278,550.00

The Company since inception (March 23, 2006) has yet to establish proven or probable mining reserves and has no quantities of proved mineral reserves or probable mineral reserves. Moreover, the Company has not purchased or sold proved or probable minerals reserves since inception. In accordance with Industry Guide 7 paragraph (b) section 5, subsections 1, 2, 3, and due to the fact that we have no proven or probable mining reserves the Company will record our exploration within operating expenses as incurred during the exploration stage, as opposed to capitalizing those costs. The Company has not incurred developmental costs as defined by Industry Guide 7.

CHAMELEON GEMS INC.
(An exploration stage company).
Footnotes to the Financial Statements.
From inception (March 23, 2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Income

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has no revenues as of December 31, 2006 and has paid expenses for $10,855 during the same period, $855 representing incorporation costs and $10,000 in recognition of an impairment loss for the mineral claims (Red Streak Property).

In accordance with FASB/ FAS 142 option 12, paragraph 11 “Intangible Assets Subject to Amortization”, a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has been has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliable determined, a straight-line amortization method shall be used. An intangible asset shall not be written down or off in the period of acquisition unless it becomes impaired during that period.

The Company has determined its Red Streak property to be held and used for impairment, as per SFAS 144: “Accounting for the Impairment of Long-Live Assets.” Our determination is based on the Company’s current period operating loss combined with the Company’s history of operating losses and our projection that demonstrates continuing losses associated with the Red Streak property.

In accordance with FASB 144, 25., “An impairment loss recognized for a long-lived asset (asset group) to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not-for-profit organization. If a subtotal such as “income from operations” is presented, it shall include the amount of that loss.” The Company has recognized the impairment of a long-lived asset by declaring that amount as a loss in income from operations in accordance with an interpretation of FASB 144.

	Year ended December 31	Period from inception (March 23, 2006) to December 31
	2006	2006
Revenue	0	0

Expenses

Accounting & legal fees
Recognition of an impairment loss
(mineral claims)	10,000	10,000
Incorporation	855	855
Total expenses	855	855

Net income (loss)	(10,855)	(10,855)

Basic Income (Loss) Per Share

In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2006, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

CHAMELEON GEMS INC.
(An exploration stage company).
Footnotes to the Financial Statements.
From inception (March 23, 2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Year ended December 31	Period from inception (March 23, 2006) to December 31
	2006	2006
Net income (loss)	(10,855)	(10,855)

Basic & diluted (loss) per share	(0.00)	(0.00)

Weighted average number of shares	10,000,000	10,000,000

g. Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

December 31
2006
ASSETS
Current Assets
Cash	0

h. Liabilities

Liabilities are made up of current liabilities.
Current liabilities include accounts payable of $ 855 on aggregate.

December 31
2006
LIABILITIES
Current Liabilities
Accounts payable	855
Total Current Liabilities	855

Long term Liabilities	0

Total Liabilities	855

CHAMELEON GEMS INC.
(An exploration stage company).
Footnotes to the Financial Statements.
From inception (March 23, 2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

a) Authorized:

75,000,000 common shares with a par value of $0.001

b) Issued:

As of December 31, 2006, there are Ten Million (10,000,000) shares issued and outstanding at a value of $0.001 per share for a total of $10,000.

There are no preferred shares outstanding. The Company has issued no authorized preferred shares.

The Company has no stock option plan, warrants or other dilutive securities.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

As shown in the accompanying financial statements, the Company has incurred a net (loss) of ($10,855) for the period from March 23, 2006 (inception) to December 31, 2006 and has not generated any revenues. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses to be paid by us in connection with the securities being registered are as follows:

	AMOUNT

Securities and Exchange Commission Registration Fee	$100	*
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,500
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50
Total	$10,000	*
_________________
*Estimated amount

ITEM 3. UNDERTAKINGS.

The Company hereby undertakes to:

1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii) Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3)	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4)
That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

The Company issued 10,000,000 shares of common stock on March 23, 2006 to the founder, Ms. Esther Briner at a price of $0.001 per share, for total proceeds of USD $10,000. The Company’s founder, Ms Briner, was issued 10,000,000 shares, as consideration for USD $10,000 in cash. The Company used the proceeds from the issuance of shares to purchase the Red Streak Property on October 10, 2006. Ms. Briner is our sole Executive Officer and Director. These shares were issued pursuant to Section 4(2) of the Securities Act. The 10,000,000 shares of common stock are restricted shares as defined in the Securities Act. This issuance was made to Ms. Briner who is a sophisticated investor. As a promoter of our Company since our inception, Ms. Briner is in a position of access to relevant and material information regarding our operations. No underwriters were used.

ITEM 5. INDEX TO EXHIBITS.

REGULATION

S-B NUMBER	EXHIBIT

3.1	Articles of Incorporation**

3.2	Bylaws**

5.1	Legal Consent, Luis Carrillo, Partner, Steady Law Group, March 20, 2007*

10.1	Asset Purchase Agreement, October 10, 2006*

23.1	Consent of MOORE & ASSOCIATES, Chartered Accountant, March 22, 2007*

23.2	Consent of Gregory R. Thomson, February 19, 2007***

23.3	Consent of James W. Laid, February 19, 2007***
 *Filed Herein
**Incorporated by reference to Company’s registration statement on Form SB-1, filed with the Securities Commission on January 18, 2007.
*** Incorporated by reference to Company’s registration statement on Form SB-1, filed with the Securities Commission on February 28, 2007.

ITEM 6. DESCRIPTION OF EXHIBITS.

See item 5 above

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, province of British Columbia, on March 22, 2007.

CHAMELEON GEMS INC.

By:	/s/ ESTHER BRINER
ESTHER BRINER,
Chief Executive Officer, Chief Financial Officer, (Principal Executive Officer and Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacity and on the date stated.
.

SIGNATURE	TITLE	DATE

/s/ ESTHER BRINER Esther Briner	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director (Principal Executive Officer and Principal Accounting Officer)	March 22, 2007